Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

04024161

SUPPL

March 26, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

RECEIVED APR 05 2004

Re: File No. 82-4214 - Man Group plc

PROCESSED APR 09 2004 THOMSON FINANCIAL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

dlw 4/8

v\mb\ltr\Sec12s.doc

26th March 2004

Mr Kevin Davis, Director of the Company, has today completed the following share transactions:

Vesting awards at nil consideration under the Man Group plc 2000 Coinvestment Plan for 49,020 shares.

Sale of 49,020 shares at a price of 1,741.79p per share.

Following the above transactions Mr Kevin Davis is deemed to be interested in a total of 1,246,324 Man Group plc ordinary shares, representing approximately 0.408% of the Company's issued share capital.

All Executive Directors of the Company are deemed to be interested in the shares held by the Employee Trust and the 587,497 shares over which the Employee Trust holds a security interest.

26th March 2004

Mr Harvey McGrath, Chairman of the Company, has today donated 170,000 Man Group plc shares for nil consideration to charity.

Following the donation, Mr McGrath holds 6,356,800 shares in the Company representing 2.08% of the issued share capital. In addition, Mr McGrath holds awards in respect of 50,712 shares under the Performance Share Plan.

Press Release

Man Group plc

25 March 2004

Man Group appoints Jonathan Nicholls as non-executive Director

Man Group plc today announces the appointment of Jonathan Nicholls to the Board of Directors of the Company as an independent non-executive Director with effect from 24 March 2004. He will be a member of the Audit and Risk, Remuneration and Nomination Committees.

Jonathan Nicholls joined Hanson PLC in 1996 as Group Treasurer. He was appointed to the position of Finance Director of Hanson in June 1998. He previously worked for Abbey National plc where he held several treasury and financial roles.

There are no details to be disclosed under paragraph 6.F.2 (b) to (g) of the Listing Rules of the UK Listing Authority.

Harvey McGrath, Chairman of the Man Group, today said:

"We are delighted to welcome Jonathan Nicholls to the Board. He brings with him extensive business experience and we look forward to the benefit of his expertise."

Enquiries

Man Group plc	020 7144 1000
Peter Clarke	
David Browne	
Merlin Financial	020 7653 6620
Paul Downes	
Paul Lockstone	
Lachlan Johnston	

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Press Release

Man Group plc

25 March 2004

Pre-Close Trading Update

Man Group plc ('Man Group'), the global provider of alternative investment products and futures broker, announces the following trading update ahead of its close period for the year ending 31 March 2004.

It is anticipated that Group pre-tax profits* for the year ending 31 March 2004 will be materially in excess of current market expectations. This result has been achieved despite the adverse impact of currency translation on reported year-on-year sterling profits.

Sales have continued to be very strong throughout the year, and are estimated to be around $10.5 billion. Reflecting the level of sales and good product performance, funds under management have risen strongly and are currently estimated to be around $38 billion, up from $26.1 billion at 31 March 2003. These figures do not include the latest launch, Man RMF Multi-Style Ltd, which will close within the next few weeks.

Net management fee income** will be at the top end of market expectations, up by over 45%, reflecting the increased level of funds under management. Net performance fee income** will be materially ahead of last year and significantly above market expectations. Brokerage net income** (before goodwill and exceptional costs relating to the integration of GNI) will be at the top end of market expectations, up over 40% reflecting the continued recruitment of producer teams, active markets and the successful integration of GNI, which has now been completed. As a result, fully diluted underlying earnings per share (represented by earnings from net management fee income plus brokerage net income) are expected to be up over 35%, which is the top end of market expectations.

Man Group will announce its preliminary results for the financial year on 20 May 2004.

* Before goodwill amortisation and exceptional costs
** Before goodwill amortisation

Note:
The current market expectations of Group pre-tax profits referred to earlier in this announcement are based on forecasts of profit before tax, goodwill and exceptionals provided to Man Group by ten UK equity analysts since the Group's interim results in November 2003. They range between £397 million and £452 million with the consensus, calculated as the average, being £425 million.

Enquiries
Man Group plc 020 7144 1000
Peter Clarke
David Browne

Merlin Financial 020 7653 6620
Paul Downes
Paul Lockstone
Lachlan Johnston

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Man Group plc
23 March 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 22 March 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$23.63, up 0.13% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
16 March 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 15 March 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$23.60, down 2.2% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
9 March 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 8 March 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$24.13, down 0.29% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com